                                                                    EXHIBIT 99.1



The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                   (GUANGSHEN LOGO)    (CHINESE CHARACTERS)
                    GUANGSHEN RAILWAY COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China)
                               (Stock Code: 525)


                                  ANNOUNCEMENT

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550,100,000 Offline Placed Shares from the A Share Issue will be freely tradeable on the Shanghai Stock Exchange from 22 March 2007, upon expiry of a three-month lock-up period.
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This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the
Listing of Securities on HKSE.

As previously announced by the Company, the A Share Issue has been completed and 2,747,987,000 A Shares have been issued at RMB 3.76 per share. Of the A Share Issue, 550,100,000 A Shares that were placed by way of offline offering are subject to a three-month lock-up period commencing from the date on which the A Shares offered to the general public were listed on the Shanghai Stock Exchange (i.e. 22 December 2006). Accordingly, these Offline Placed Shares will be freely tradeable on the Shanghai Stock Exchange from 22 March 2007, upon expiry of the lock-up period.

The shareholding structure of the Company upon listing of the Offline Placed Shares will be as follows:

                                                                  BEFORE        CURRENT             AFTER
                                                              ADJUSTMENT     ADJUSTMENT        ADJUSTMENT
I.     Total number of shares that are subject
       to lock-up:                                         4,385,194,000   -550,100,000     3,835,094,000
       (i)   State-owned legal person shares
             (subject to a 36-month lock-up)               2,904,250,000             --     2,904,250,000
       (ii)  shares placed to strategic investors
             (subject to a 12-month lock-up)                 930,844,000             --       930,844,000
       (iii) shares placed through offline offering
             (subject to a 3-month lock-up)                  550,100,000   -550,100,000                 0
II.    Total number of A Shares without lock-up:           1,267,043,000   +550,100,000     1,817,143,000
III.   Total number of overseas listed foreign
       shares (H shares)                                   1,431,300,000             --     1,431,300,000
IV.    Total issued share capital                          7,083,537,000              0     7,083,537,000

DEFINITIONS

"A Share(s)"                   the domestic invested share(s) of the Company
                               with a nominal value of RMB1.00 each

"A Share Issue"                the issue and allotment of 2,747,987,000 A Shares
                               to institutional and public investors in the PRC by the Company, in which certain A Shares had been listed on the Shanghai Stock Exchange on 22
                               December 2006

"ADSs"                         American depositary shares, each representing
                               50 H Shares

"Company"                      Guangshen Railway Company Limited, a joint stock
                               limited company incorporated in the PRC on 6
                               March 1996, the H Shares, A Shares and the ADSs of which are listed on the HKSE, Shanghai Stock
                               Exchange and the New York Stock Exchange, Inc., respectively

"HKSE"                         The Stock Exchange of Hong Kong Limited

"H Shares"                     the overseas listed foreign shares of the Company
                               with a nominal value of RMB1.00 each and listed on the HKSE

"Offline Placed Shares"        the 550,100,000 A Shares from the A Share Issue
                               which were placed by way of offline offering and are subject to a three-month lock-up period

"PRC"                          the People's Republic of China

"RMB"                          Renminbi, the lawful currency of the PRC


                                                      By Order of the Board
                                                          GUO XIANGDONG
                                                        Company Secretary

Shenzhen, the PRC
20 March 2007

As at the date of this announcement, the executive Directors are Mr. Wu Junguang, Mr. Yang Yiping and Mr. Yang Jinzhong; the non-executive Directors are Mr. Cao Jianguo, Mr. Wu Houhui and Mr. Wen Weiming; and the independent non-executive directors of the Company are Mr. Chang Loong Cheong, Ms. Deborah Kong and Mr. Wilton Chau Chi Wai.